FILE No. 82-3343

[ ] DEF 14A [X] SUPPL [ ] ARS

Golden Peaks Resources Ltd.

U.S. POST OFFICE DELAYED


02002702

December 20, 2001


RECEIVED
JAN 23 2002
352

SUPPL

United States Securities &
Exchange Commission
#450 - 5th Street N.W.
Washington, DC 20549

Dear Sirs:

RE: GOLDEN PEAKS RESOURCES LTD. (the "Company") - File #82-3343

Please find enclosed the Quarterly Report for the six months ended October 31, 2001. We confirm that the enclosed has been delivered by prepaid mail to all shareholders whose names appear on the Company's supplemental mailing list.

Yours very truly,

GOLDEN PEAKS RESOURCES LTD.

J Rowsell

Jacqueline Rowsell

:jr

Enclosure

cc: Standard & Poor's Corp. (4 copies)
Financial Post Data Group (2 copies)

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

dlw 1/31



BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Golden Peaks Resources Ltd.		October 31, 2001	01/12/20

ISSUER ADDRESS				
#1400 - 1166 Alberni Street				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver	BC	V6E 3Z3	(604) 689-4026	(604) 689-4006

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Scott Emerson	Chairman	(604) 689-4006

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
se@goldenpeaks.com	www.goldenpeaks.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"Scott Emerson"	Scott Emerson	01/12/20
"Kieran Downes"	Kieran Downes	01/12/20

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
OCTOBER 31, 2001

(Unaudited - Prepared by Management)

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM BALANCE SHEETS

(Unaudited - Prepared by Management)

	As at October 31, 2001 $	As at April 30, 2001 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	332,788	397,114
Amounts receivable and prepaids	50,014	66,935
	382,802	464,049
CAPITAL ASSETS	20,350	25,066
MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (Note 3)	2,569,698	2,394,921
	2,972,850	2,884,036
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	94,155	308,166
ADVANCES PAYABLE (Note 4)	250,000	-
	344,155	308,166
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	5,746,966	5,571,916
CONTRIBUTED SURPLUS	23,153	23,153
DEFICIT	(3,141,424)	(3,019,199)
	2,628,695	2,575,870
	2,972,850	2,884,036

APPROVED BY THE BOARD

"Kieran Downes" ____________________, Director

"Scott Emerson" ____________________, Director

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT

FOR THE SIX MONTHS ENDED OCTOBER 31

(Unaudited - Prepared by Management)

	Three Months Ended October 31,		Six Months Ended October 31,	
	2001	2000	2001	2000
	$	$	$	$
REVENUE				
Interest and other income	3,515	3,762	6,791	11,305
EXPENSES				
Accounting	3,200	4,170	4,515	8,155
Administrative and management fees	15,000	15,000	30,000	30,000
Amortization	3,833	3,369	7,689	6,737
Audit and legal	8,350	5,000	19,845	12,510
Bank charges and interest	275	234	528	571
Filing fees and transfer agent	4,464	4,777	5,223	5,770
Office and general	13,150	19,853	20,469	34,042
Shareholder communications	5,412	2,373	7,594	2,677
Salaries and benefits	11,040	13,510	24,643	26,802
Travel and related costs	6,361	5,284	7,721	9,558
	71,085	73,570	128,227	136,822
LOSS BEFORE THE FOLLOWING	(67,570)	(69,808)	(121,436)	(125,517)
FOREIGN EXCHANGE	1,762	13,016	(789)	51,704
LOSS FOR THE PERIOD	(65,808)	(56,792)	(122,225)	(73,813)
DEFICIT - BEGINNING OF PERIOD	(3,075,616)	(2,843,344)	(3,019,199)	(2,826,323)
DEFICIT - END OF PERIOD	(3,141,424)	(2,900,136)	(3,141,424)	(2,900,136)
LOSS PER COMMON SHARE	$(0.01)	$(0.00)	$(0.01)	$(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	13,238,299	12,944,111	13,143,883	12,892,320

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED OCTOBER 31

(Unaudited - Prepared by Management)

	Three Months Ended October 31,		Six Months Ended October 31,	
	2001 $	2000 $	2001 $	2000 $
CASH FLOWS FROM (USED IN)				
OPERATING ACTIVITIES				
Net loss for the period	(65,808)	(56,792)	(122,225)	(73,813)
Item not involving cash				
Amortization	3,833	3,369	7,689	6,737
	(61,975)	(53,423)	(114,536)	(67,076)
Decrease in amounts receivable and prepaids	17,151	4,484	16,921	2,215
Decrease in accounts payable and accrued liabilities	(3,198)	(191,406)	(214,011)	(369,516)
	(48,022)	(240,345)	(311,626)	(434,377)
FINANCING ACTIVITIES				
Advances received	-	-	250,000	-
Issuance of common shares	173,700	127,500	175,050	130,800
Drilling advances received	-	(70,246)	-	230,973
	173,700	57,254	425,050	361,773
INVESTING ACTIVITIES				
Additions to mineral properties and deferred exploration costs	(73,815)	(57,210)	(174,777)	(88,287)
Capital assets additions	181	(1,519)	(2,973)	(3,327)
	(73,634)	(58,729)	(177,750)	(91,614)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	52,044	(241,820)	(64,326)	(164,218)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	280,744	1,004,747	397,114	927,145
CASH AND CASH EQUIVALENTS - END OF PERIOD	332,788	762,927	332,788	762,927

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2001

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral properties and deferred exploration costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These consolidated interim financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	As at October 31, 2001			As at April 30, 2001		
	Mineral Property $	Deferred Exploration Costs $	Total Costs $	Mineral Property $	Deferred Exploration Costs $	Total Costs $
Sierra de las Minas Project	432,805	2,136,893	2,569,698	432,805	1,962,116	2,394,921

Pursuant to an agreement dated May 23, 1996, the Company expended US$1,500,000 to acquire a 50% interest in certain mineral titles and an option held by Primo Resources International Inc. ("Primo"), to earn a 100% interest in certain mineral properties located in the Sierra de las Minas region of Argentina.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2001

(Unaudited - Prepared by Management)

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (continued)

Pursuant to an agreement dated February 3, 1998 (the "Mitsubishi Agreement"), Mitsubishi Materials Corp. ("Mitsubishi") was granted an option to earn up to a 30% interest in the Sierra de Las Minas Project by funding US$1.5 million of exploration activities over three phases, on or before April 1, 2001. During the year ended April 30, 2001, Mitsubishi provided funding of the remaining US$500,000. During the years ended April 30, 2000 and 2001, Primo elected not to fund its share of exploration costs for phases two and three of the Sierra de las Minas Project. In September 2001, the Company received written notification of Mitsubishi's election to be vested for its 30% interest and become a joint venture partner in the Sierra de las Minas Project. The Company and Mitsubishi now hold 70% and 30% joint venture interests, respectively, with Primo diluted to a 3% net smelter royalty interest.

The Company has taken steps to verify titles to mineral properties in which it has an interest. All property title and option interests relating to the Sierra de las Minas Project have now been transferred from Primo to Golden Peaks Argentina.

4. ADVANCES

During the six months ended October 31, 2001, the Company received $250,000 in advances. The advances are non-interest bearing.

5. SHARE CAPITAL

Authorized - 20,000,000 common shares without par value

Issued -	As at October 31, 2001		As at April 30, 2001	
	Shares	$	Shares	$
Balance - beginning of period	13,046,466	5,571,916	12,860,091	5,428,066
Issued during the period				
For cash				
Private placement	-	-	159,375	127,500
Exercise of warrants	21,000	9,450	7,000	3,050
Exercise of stock options	280,000	165,600	20,000	13,300
	301,000	175,050	186,375	143,850
Balance - end of period	13,347,466	5,746,966	13,046,466	5,571,916

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2001

(Unaudited - Prepared by Management)

6. RELATED PARTY TRANSACTIONS

During the six months ended October 31, 2001, the Company was charged $35,963 (2000 - $41,123) by companies controlled by certain directors of the Company for accounting, administrative and management services provided. The Company was also charged $45,787 (2000 - $57,000) by a director and companies controlled by directors for project supervision, management and professional services provided. As at October 31, 2001, $42,916 remained unpaid and is included in accounts payable and accrued liabilities.

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED OCTOBER 31, 2001

1.(a) GENERAL AND ADMINISTRATIVE

General and administrative expenses for the six months ended October 31, 2001:

	$
Accounting	4,515
Administrative and management fees	30,000
Amortization	7,689
Audit and legal	19,845
Bank charges and interest	528
Filing fees and transfer agent	5,223
Office and general	20,469
Shareholder communications	7,594
Salaries and benefits	24,643
Travel and related costs	7,721
	128,227

1.(b) RELATED PARTY TRANSACTIONS

During the six months ended October 31, 2001, the Company was charged $35,963 (2000 - $41,123) by companies controlled by certain directors of the Company for accounting, administrative and management services provided. The Company was also charged $45,787 (2000 - $57,000) by a director and companies controlled by directors for project supervision, management and professional services provided. As at October 31, 2001, $42,916 remained unpaid and is included in accounts payable and accrued liabilities.

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED OCTOBER 31, 2001

1.(c) MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	$
Mineral Properties Costs	
Balance as at April 30, 2001and October 31, 2001	432,805
Deferred Exploration Costs	
Balance as at April 30, 2001	1,962,116
Accounting	9,054
Airfares and travel	3,540
Communications	1,055
Equipment and supplies	1,110
Field personnel and supervision	52,913
IVA refundable tax	18,577
Land management	29,835
Legal	2,585
Maps, logs and related costs	13,371
Project management fees	15,000
Other	27,737
	174,777
Balance as at October 31, 2001	2,136,893
TOTAL	2,569,698

2.(a) SECURITIES ISSUED DURING THE SIX MONTHS ENDED OCTOBER 31, 2001

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission
May 02/01	Common	Warrants exercised	3,000	$0.45	$1,350	Cash	Nil
Aug.09/01	Common	Warrants exercised	18,000	$0.45	$8,100	Cash	Nil
Aug.09/01	Common	Options exercised	10,000	$0.72	$7,200	Cash	Nil
Aug.20/01	Common	Options exercised	35,000	$0.42	$14,700	Cash	Nil
Aug.25/01	Common	Options exercised	60,000	$0.42	$25,200	Cash	Nil
Aug.31/01	Common	Options exercised	100,000	$0.42	$42,000	Cash	Nil
Oct.01/01	Common	Options exercised	75,000	$1.02	$76,500	Cash	Nil

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED OCTOBER 31, 2001

2.(b) OPTIONS GRANTED DURING THE SIX MONTHS ENDED OCTOBER 31, 2001

Date Granted	Number of Shares	Type of Option	Name	Exercise Price $	Expiry Date
Oct.18/01	200,000	Director	S. Emerson	1.15	Oct.18/03
Oct.18/01	100,000	Director	K. Downes	1.15	Oct.18/03
Oct.18/01	75,000	Director	G. Leathley	1.15	Oct.18/03
Oct.18/01	25,000	Employee	G. Roste	1.15	Oct.18/03
Oct.18/01	75,000	Director	N. DeMare	1.15	Oct.18/03
Oct.18/01	25,000	Employee	M. Kordysz	1.15	Oct.18/03

3.(a) AUTHORIZED AND ISSUED CAPITAL AS AT OCTOBER 31, 2001

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	Without Par Value	20,000,000	13,347,466	$5,746,966

3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT OCTOBER 31, 2001

Security	Number	Exercise Price $	Expiry Date
Options	75,000	1.02	February 9, 2002
Options	301,000	0.72	April 18, 2002
Options	500,000	1.15	October 18, 2003

3.(c) SHARES HELD IN ESCROW OR SUBJECT TO POOLING AS AT OCTOBER 31, 2001

None.

3.(d) LIST OF DIRECTORS AND OFFICERS AS AT OCTOBER 31, 2001

Directors:
- Kieran Downes
- Scott Emerson
- Nick DeMare
- Gil Leathley

Officers:
- Kieran Downes, President
- Scott Emerson, Chairman
- Wing Jang, Corporate Secretary

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED OCTOBER 31, 2001

Description of Business

The Company's shares are listed and posted for trading on the Canadian Venture Exchange (the "CDNX"). The Company is involved in mineral exploration, with its primary assets located in the Sierra de las Minas region, Argentina. The Company intends to continue exploring the Sierra de las Minas Project for economic gold and silver mineralization.

Election and Appointment of Directors and Officers

At the Company's annual general meeting ("AGM") held October 18, 2001, the shareholders re-elected Mr. Kieran Downes, Mr. Scott Emerson and Mr. Nick DeMare as directors of the Company. At a directors meeting held subsequent to the AGM, Mr. Kieran Downes was appointed President, Mr. Scott Emerson was appointed Chairman and CEO and Mr. Wing Jang was appointed Corporate Secretary. The directors also appointed Mr. Gil Leathley to the Board.

Mr. Leathley is a professional engineer and has been involved in the mining industry since 1955. During his career, Mr. Leathley has supervised and managed operating mines throughout the world. From 1983 to 1999, Mr. Leathley was employed by Homestake Mining Company and its predecessor companies. During this period Mr. Leathley assumed positions of increasing responsibilities, culminating as Senior Vice-President, Operations.

Property Update

a) Phase III Program

The Phase III program was completed on July 31, 2001.

The JV13 zone lies approximately 400 meters southeast of the JV14 zone. It comprises the "206", "163", "157", "188" and "Big Vein" gold showings. The showings are structurally controlled and occur in an area measuring approximately 750 X 300 meters. Significant gold assays were obtained from all veins. The "206" showing is approximately 100 meters long and consists of NW- and EW-trending, and intersecting, quartz vein trends. The veins carry plentiful specularite, trace malachite, chrysocolla, pyrite and native sulphur stain. Rare visible gold has been noted. Ten of eleven prospecting samples returned significant assays. Gold: - 7 samples >3.0 g/t; 4 samples >6.0 g/t; and 3 samples >9.0 g/t with a maximum assay of 27.17 g/t. The "163" showing consists of a mix of ENE-trending and NW-trending veins. The "163" vein is exposed for approximately 100 meters. It locally carries trace to 0.5% chrysocolla, malachite, specularite and visible gold. Three prospecting samples returned gold assays of 2.15, 5.67 and 7.61 g/t. The corresponding silver assays were 6.4, 10.1 and 4.4 g/t. The "157" vein(s) is intermittently exposed over approximately 100 meters and locally carries trace malachite, pyrite, chalcopyrite and rare visible gold. Two of six prospecting samples returned significant assays: - 13.20 g/t gold & 12.5 g/t silver and 3.50 g/t gold & 5.8 g/t silver. The "188" showing consists of two WNW-trending veins, approximately 20 meters apart. One vein is mineralized. Two of three prospecting samples assayed: - 4.96 g/t gold & 23.0 g/t silver and 5.20 g/t gold & 2.5 g/t silver. At the "Big Vein" showing 2 of 9 prospecting samples returned significant gold assays: - 2.44 g/t and 0.87 g/t.

Seven bedrock trenches were blasted immediately following the initial discoveries – three on the "206" showing, three on the "163" showing, and one each on the "157" and "188" showings. The most significant results include: -

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED OCTOBER 31, 2001

"206" showing
41.77 g/t Au & 19.45 g/t Ag over 3.0 meters
16.75 g/t Au & 43.9 g/t Ag over 0.35 meters

"163" showing
34.6 g/t Au & 11.8 g/t Ag over 2.0 meters
10.95 g/t Au & 49.75 g/t Ag over 0.8 meters

"157" showing
18.33 g/t Au & 2.4 g/t Ag over 0.65 meters.

The JV 15 zone is as yet a poorly defined area (approximately 350 X 550 meters) of individual small high grade showings, generally with a NW trend, lying northwest of the JV13 zone. It appears to be a continuation to the northeast of the JV13 zone. Although individually small, the high number of occurrences may indicate potential for a greater density of structurally controlled high grade gold +/- silver mineralized quartz veins. The area has only been prospected and mapped on a reconnaissance scale. No trenching has been carried out. Nineteen (19) of 23 samples returned significant assays. Gold: - 12 samples >5 g/t; 6 samples >10 g/t; 5 samples >15 g/t; and 3 samples >20 g/t with a maximum assay of 44.8 g/t. The maximum silver assay was 310.2 g/t.

b) Phase IV Program

Exploration is well advanced. Gridding of the aerially extensive, high-grade gold showings in the JV13, JV14 and JV15 zones is complete and the grid has been mapped and prospected. A number of access roads have been cleared in preparation for diamond drilling. Clearing of access roads and preparation of drill pads will be ongoing through December. Gridding, mapping and prospecting are continuing between the JV13 and JV10 zones.

The ground magnetic and IP/resistivity surveys have commenced. The geophysical contract has been awarded to Quantec Geofisica Argentina S.A. Selective exploratory overburden trenching may be undertaken following completion of the surveys.

The drill contract has been awarded to Connors Drilling Argentina S.A. The rig is currently being moved to the site with diamond drilling expected to commence upon completion of the geophyics.

The Phase IV exploration program is budgeted at U.S.$1.6 million and is heavily weighted towards drilling. The program is designed to: (1) fully test the new discoveries made in 2001 in the JV district; (2) complete the initial evaluation of the Vallecito prospect; and (3) to test undrilled targets at Vallecito NW and in the Core Zone.

c) Mitsubishi Partnership

On September 10, 2001, the Company received written notification from Mitsubishi of its election to vest its 30% interest and become a joint venture partner in the Sierra de las Minas Project. Primo's interest has now been diluted to a 3% net smelter royalty interest. The joint venture partners are now the Company (70%) and Mitsubishi (30%).

BC FORM 51-901F

SCHEDULE C

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED OCTOBER 31, 2001



Discussion of Operations and Financial Condition

Operations

During the six months ended October 31, 2001, the Company reported a loss of $122,225, an increase in loss of $48,412 from the loss of $73,813 in 2000. Interest and other income decreased by $4,514, from $11,305 in 2000 to $6,791 in 2001. The decrease was expected due to the lower levels of cash held throughout 2001 compared to 2000.

The Company incurred $128,227 expenses in 2001, compared to $136,822 in 2000, a decrease of $8,595. The decrease is primarily office recoveries in 2001 which resulted in office and general costs of $20,469 in 2001 compared to $34,042 in 2000. There was an increase of $7,335 in audit and legal costs in 2001 compared to 2000, due to ongoing costs incurred in the Company's dispute with Primo.

During the six months ended October 31, 2001, the Company experienced a foreign exchange loss of $789 compared to a foreign exchange gain of $51,704 in 2000.

During the six months ended October 31, 2001, the Company received $175,050 from the exercises of stock options and warrants.

Mineral property payments and exploration expenditures during 2001 was $174,777 compared to $87,745 in 2000. The payments and expenditures for both 2001 and 2000 related primarily to the Company's portion of costs on the Sierra de las Minas Project. Expenditures during 2001 comprised of the completion of the Phase III program in July 2001.

Liquidity and Capital Resources

At October 31, 2001, the Company had a working capital of $288,647. During the six months ended October 31, 2001, the Company received $250,000 in advances from arm's length parties. The Company intends to raise equity financing in the next quarter and it is expected that the advances will be converted into a portion of the equity financing. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As operator of the Sierra de las Minas Project, the Company has proposed the Phase IV exploration program with a budget of US$1.6 million, of which US$1.12 million is the Company's share. The Company presently does not have sufficient funds to finance its share of the program. The Company is actively seeking additional capital funding. However, there is no assurance that continued funding will be available.

Investor Relations Activity

The Company did not engage any companies to provide investor relations activities during the six months ended October 31, 2001.